Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

September 18, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray

Re:	CollabRx, Inc. Registration Statement on Form S-4 Filed July 17, 2015
File No. 333-205733

Dear Ms. Wray:

This letter is submitted on behalf of CollabRx, Inc. (the “Company”) in response to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4, submitted on August 28, 2015 (the “Registration Statement”). The Company is concurrently filing an Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

In accordance with the Staff’s verbal comment, we have included the consideration paid to Ladenburg in connection with the pending transaction on page 84.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3114.

Sincerely,

/s/ William Davisson

William Davisson

Enclosures

cc:	Gabriel Eckstein, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
Thomas R. Mika, CollabRx